CST HOLDING CORP.
3435 Ocean Park Blvd.
Santa Monica, CA 90405
Telephone (310) 807-1765

September 9, 2011

Michael McTiernan
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CST Holding Corp.
Preliminary Proxy Statement on Schedule 14C
Filed August 26, 2011
File No. 000-53095

Dear Mr. McTiernan:

On behalf of CST Holding Corp., (the “Company”), set forth below is the Company’s response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 31, 2011.  We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s proposed response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
Please provide the disclosure required by Item 14 of Schedule 14A with respect to the merger and spin out transactions discussed in your proxy statement.  To the extent that you believe certain disclosure requirements of Item 14 are not applicable to you, please provide us with an analysis.

RESPONSE:  We have revised our Information Statement to provide the disclosure required by Item 14 of Schedule 14A.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at 310-807-1765.

Sincerely yours, CST HOLDING CORP. By: /s/ Matt Hill Matt Hill Title: Director and CEO